SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2008
Commission File Number: 000-30540
GIGAMEDIA LIMITED
207 Tiding Blvd — Section 2
Taipei, Taiwan (R.O.C.)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-               .)

Signatures
EX-99.1 GIGAMEDIA LICENSES ONLINE GAME WARHAMMER ONLINE
EX-99.2 GIGAMEDIA INVESTS IN GAME STUDIO NEOSTORM
EX-99.3 GIGAMEDIA INVESTS IN GAME STUDIO XLGAMES
EX-99.4 GIGAMEDIA LICENSES ONLINE GAME NBA STREET

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:
1.	GigaMedia Licenses Online Game Warhammer Online (attached hereto as Exhibit 99.1)

2.	GigaMedia Invests in Game Studio Neostorm (attached hereto as Exhibit 99.2)

3.	GigaMedia Invests in Game Studio XLGames (attached hereto as Exhibit 99.3)

4.	GigaMedia Licenses Online Game NBA Street (attached hereto as Exhibit 99.4)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: January 31, 2008	By:	/s/ Thomas T. Hui
(Signature)
Name: Thomas T. Hui Title: President and Chief Operating Officer